As filed with the Securities and Exchange Commission on April 29, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 813-

ORIX Corporation USA

Partners Special Opportunities Fund, LP

(Name of Applicants)

280 Park Avenue, 40 West

New York, New York 10017

(Address of Principal Offices of Applicants)

APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT

COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING

APPLICANTS FROM CERTAIN

PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Dan Ronnen ORIX Corporation USA 280 Park Avenue, 40 West New York, New York 10017	Brian D. McCabe Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 brian.mccabe@ropesgray.com

This Application consists of 33 pages, including exhibits.

i

GLOSSARY

Capitalized terms used throughout the text of this Application have the meanings assigned to such terms in this Glossary.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1940 Act” means the Investment Company Act of 1940, as amended.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Affiliate” has the meaning found in Rule 12b-2 under the 1934 Act.

“Applicants” means Partners Special Opportunities Fund, LP, a limited partnership, and the Company.

“Application” means this application for the Order.

“Classes” means the different classes of Interests that an ESC Fund may issue to Members.

“Co-Investor” means with respect to any ESC Fund, any person who is: (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of such ESC Fund (other than an ORIX Third Party Fund); (ii) ORIX; (iii) an officer, director or partner of ORIX; or (iv) an entity (other than an ORIX Third Party Fund) for which the Managing Member or an Affiliate acts as a managing member or in a similar capacity so as to control the sale or other disposition of the entity’s investments.

“Commission” means the Securities and Exchange Commission.

“Company” means ORIX Corporation USA, a Delaware corporation.

“Compliance Period” means the period during which an Eligible Employee must comply with the Conditions in order for his/her UMI to become vested in whole or in part.

“Conditions” means the employment and post-employment conditions and/or obligations to which an Eligible Employee may be subject for various Compliance Periods with respect to an ESC Fund.

“Consultant” means a person or entity whom ORIX has engaged to provide services and professional expertise on an ongoing basis as a regular consultant (including as may have been paid on a retainer basis) or as a business or legal advisor to ORIX.

“Disclosure Documents” means the disclosure documents describing the issuance of Interests in an ESC Fund.

“Determination Date” means such date as agreed upon by ORIX and the relevant Eligible Employee.

“Eligible Employee” has the meaning found in Section II.D, “Eligible Employees, Plan Interest Holders and Qualified Participants.”

“Eligible Family Member” has the meaning found in Section II.D, “Eligible Employees, Plan Interest Holders and Qualified Participants.”

“Eligible Investment Vehicle” has the meaning found in Section II.D, “Eligible Employees, Plan Interest Holders and Qualified Participants.”

“ESC Fund” means the Initial ESC Fund or a Future ESC Fund.

“Future ESC Fund” means any limited liability company, limited partnership, corporation, business trust, statutory trust or other entity that does not have more than one series, or a series of any of the foregoing that has more than one series, organized in the future under the laws of the State of Delaware or another U.S. or non-U.S. jurisdiction that will meet the definition of “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act and that will rely on the Order.

“Informational Letter” means any letter or separate writing from ORIX to an Eligible Employee that describes any terms applicable to such Eligible Employee’s Interest in an ESC Fund not already described in such ESC Fund’s Disclosure Documents.

“Initial ESC Fund” means ESC Series 2022, a series of Partners Special Opportunities Fund, LP, a Delaware limited partnership.

“Interests” means the limited liability company, limited partnership or similar ownership interests (including shares) in an ESC Fund held by Members other than the Managing Member, the Company or their respective Affiliates.

“Investment Adviser” means an ORIX entity appointed by the Managing Member of an ESC Fund to serve as investment adviser to such ESC Fund.

“Managing Member” means an Affiliate of the Company that is a managing member, manager, or general partner of an ESC Fund (there being no distinction between the obligations of a managing member versus a manager versus a general partner of an ESC Fund) or that acts in a similar capacity and is the functional equivalent of the ESC Funds’ board of directors.

“Member” means any member or partner of, or other investor in, an ESC Fund.

“Non-Accredited Investor” has the meaning found in Section II.D, “Eligible Employees, Plan Interest Holders and Qualified Participants.”

“Operating Agreement” means the operating agreement or other organizational document of an ESC Fund.

“Order” has the meaning found in Section I, “Summary,” of this Application.

“ORIX” means the Company, together with any Affiliate of the Company.

“ORIX Third Party Fund” means an investment fund or separate account, organized in part for the benefit of Third Party Investors, over which ORIX exercises investment discretion.

“Parent” means any company of which an entity is a direct or indirect wholly-owned subsidiary.

“Plan Interest Holder” has the meaning found in Section II.D, “Eligible Employees, Plan Interest Holders and Qualified Participants.”

“Program” means the incentive program pursuant to which awards of Interests in Program ESC Funds are issued to Qualified Participants.

“Program ESC Fund” means an ESC Fund the Interests in which may be acquired through the Program.

“Portfolio Investments” means investments (which may be made directly or through one or more Underlying Funds) made by an ESC Fund.

“Qualified Participant” has the meaning found in Section II.D, “Eligible Employees, Plan Interest Holders and Qualified Participants.”

“Regulation D” means Regulation D under the 1933 Act.

“Regulation S” means Regulation S under the 1933 Act.

“Release” means a letter or separate writing from ORIX to an Eligible Employee that sets forth the terms of the termination of such Eligible Employee’s employment with ORIX, including a description of any terms applicable to such Eligible Employee’s Interest in an ESC Fund not already described in such ESC Fund’s Disclosure Documents.

“Rules and Regulations” has the meaning found in Section I, Summary, of this Application.

“Section 17 Transaction” means a transaction that is otherwise prohibited by Section 17(a), Section 17(d) and/or Rule 17d-1 of the 1940 Act to which an ESC Fund is a party.

“Third Party Investors” means investors who are not affiliated with ORIX.

“UMI” means unvested membership interests issued under the Program to an Eligible Employee.

“Underlying Fund” means any fund managed by ORIX in which an ESC Fund directly or indirectly invests, including an ESC Fund or an ORIX Third Party Fund.

“Vested Membership Interest” means a vested membership interest held by an Eligible Employee.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

x
In the Matter of ORIX Corporation USA Partners Special Opportunities Fund, LP 280 Park Avenue, 40 West New York, New York 10017 File No. 813-	: : : : : : : : :	Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicants from Certain Provisions of that Act
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I.	Summary

ORIX has organized and may in the future organize limited partnerships, limited liability companies, corporations, business or statutory trusts or other entities, or series of any of the foregoing, as “employees’ securities companies,” as defined in Section 2(a)(13) of the 1940 Act. The existing series of Partners Special Opportunities Fund, LP is the Initial ESC Fund.

The Applicants hereby request an order of the Commission under Section 6(b) and 6(e) of the 1940 Act exempting the ESC Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this Application. Such order, if granted, shall be referred to herein as the “Order.”

No form having been prescribed by the rules and regulations of the Commission, the Applicants proceed under Rule 0-2 of the 1940 Act.

ORIX has established the Initial ESC Fund and may in the future establish Future ESC Funds for the benefit of Eligible Employees and Plan Interest Holders as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals.

Any ESC Fund offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

All potential investors in an ESC Fund will be informed that, among other things, (i) interests and shares in the ESC Funds will be sold in transactions exempt under Section 4(a)(2) of the 1933 Act,1 or Regulation D or Regulation S promulgated thereunder and thus offered without registration under, and without the protections afforded by the 1933 Act, and (ii) the ESC Funds will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication, and financial capacity of the potential investors, the concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present in the case of the ESC Funds.

[1]	Certain employees of ORIX (referred to in this Application as “Plan Interest Holders”) may receive Interests without payment as part of an employee benefit plan. Plan Interest Holders will be informed that Interests they receive in an ESC Fund will be unregistered under the 1933 Act and awarded based on an opinion of counsel that such awards are not sales within the meaning of Section 2(a)(3) of the 1933 Act.

II.	Statement of Facts

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.	ORIX and the Initial ESC Fund

The Company is organized as a Delaware corporation. The Company provides various types of services such as corporate finance, real estate finance, private equity investment, and investment in bonds to its clients in response to their needs.

The Initial ESC Fund is a series of Partners Special Opportunities Fund, LP, which was formed as a Delaware limited partnership on April 19, 2022. Partners Special Opportunities Fund GP, LLC acts as Managing Member of Partners Special Opportunities Fund, LP ORIX Advisers, LLC serves as investment adviser to the Initial ESC Fund.

Prior to the filing date of this Application, no investors have been admitted to the Initial ESC Fund. On or after the filing date of the Application, the Initial ESC Fund will be open to admit new investors that are Plan Interest Holders. The Initial ESC Fund will operate in accordance with its Operating Agreement and Disclosure Documents.

B.	Purposes

ORIX intends to form and operate the ESC Funds to provide long-term financial incentives for Eligible Employees and Plan Interest Holders to preserve ORIX’s competitive advantage and to align the financial interests of potential investors in the ESC Funds with those of ORIX and investors in ORIX Third Party Funds.2 In addition, the ESC Funds will be designed to enable the funds’ respective investors to pool their investment resources. Pooling of resources should allow such investors diversification of investments and participation in investments that usually would not be available to them as individual investors due to the minimum investment level and eligibility requirements of certain of the Underlying Funds in which the ESC Funds will invest. Each ESC Fund will be an “employees’ securities company,” as defined in Section 2(a)(l3) of the 1940 Act.

C.	The Organization of ESC Funds

A Future ESC Fund may be structured as a limited partnership, limited liability company, corporation, business or statutory trust or other entity that does not have more than one series, or a series of any of the foregoing that has more than one series. A Future ESC Fund may be organized inside the United States (under the laws of Delaware, or another state) or in a jurisdiction outside the United States. A Future ESC Fund may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and/or regulatory considerations applicable to certain Eligible Employees in other jurisdictions or the nature of the investment program and may serve as the master fund of one or more other ESC Funds. The investment objectives and policies of the ESC Funds may vary from ESC Fund to ESC Fund.

A Future ESC Fund will operate in accordance with its Operating Agreement and Disclosure Documents, and the specific investment objectives and strategies for a Future ESC Fund will be set forth therein. Each investor in an ESC Fund will receive a copy of the Operating Agreement and Disclosure Documents before making an investment in a Future ESC Fund. The terms of a Future ESC Fund will be disclosed to each Eligible Employee at the time the investor is invited to participate in the Future ESC Fund.

Each ESC Fund will operate either as a closed-end or open-end management investment company, and a particular ESC Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act. An ESC Fund may be a partnership or corporation for U.S. federal income tax purposes, and an ESC Fund that is a corporation for U.S. federal income tax purposes may elect to be treated as a regulated investment company.

[2]	ORIX has in the past sponsored and managed, and may in the future sponsor and manage, other investment vehicles for the benefit of certain current and former employees and other persons that rely on other exemptions from the 1940 Act (e.g., Sections 3(c)(1) or 3(c)(7)). Such vehicles will not rely on, or be subject to the terms of, the Order.

Each ESC Fund will have a Managing Member that will be responsible for the overall management of the ESC Fund. A Managing Member may be structured as a limited partnership, limited liability company or other type of entity organized in the United States (under the laws of Delaware, or another state) or in jurisdictions outside the United States. The duties and responsibilities of a Managing Member with respect to an ESC Fund will be set forth in the applicable governing documents. If a limited liability company structure is used for an ESC Fund, generally none of the members of the limited liability company would be liable to third parties for the obligations of the ESC Fund.

The Managing Member or another ORIX entity will serve as Investment Adviser to an ESC Fund. The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), if required under applicable law. The determination as to whether a Managing Member or other investment adviser to an ESC Fund is required to register under the Advisers Act will be made by ORIX; no relief in respect of such determination is requested herein. Each Investment Adviser to an ESC Fund shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. The Applicants represent and concede that each Investment Adviser in managing an ESC Fund is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

D.	Eligible Employees, Plan Interest Holders and Qualified Participants

Interests in an ESC Fund (other than those awarded to Plan Interest Holders) will be offered in a transaction exempt from registration under Section 4(a)(2) of the 1933 Act or Regulation D or Regulation S3 promulgated thereunder, and may be acquired only by (i) Eligible Employees; (ii) at the request of Eligible Employees and in the discretion of the Managing Member, to Qualified Participants of such Eligible Employees or (iii) ORIX.

To qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or partner of ORIX (including a person in administration, marketing or operations), a director of ORIX that is an “interested person” of ORIX (as defined in the 1940 Act) or current Consultant and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the ESC Funds were “Covered Companies” within the meaning of the rule and a limited number of other employees of ORIX4 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of ORIX and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. No ESC Fund will sell its Interests to more than 35 Non-Accredited Investors under Regulation D.

Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public. Prior to offering Interests to an Eligible Employee or Qualified Participant, the Managing Member must reasonably believe that each Eligible Employee who participates or requests that a related Qualified Participant be permitted to participate, in an ESC Fund will be a sophisticated investor capable of understanding and evaluating the risks of participating in such ESC Fund without the benefit of regulatory safeguards.5 In the case of a Consultant that is an entity, the Managing Member will make this determination with respect to the persons who make the investment decision on behalf of the Consultant. The Managing Member of an ESC Fund may impose more restrictive suitability standards in its sole discretion.

[3]	An offer may be made pursuant to Regulation S to Eligible Employees and their Qualified Participants who are not U.S. residents.

[4]	Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest their own funds in the ESC Fund if, at the time of the employee’s investment in an ESC Fund, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in an ESC Fund. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such ESC Fund and in all other ESC Funds in which he or she has previously invested.

[5]	Applicants acknowledge that all Eligible Employees must meet one of the qualifications for investment in the ESC Fund as described herein.

In the discretion of the Managing Member of an ESC Fund and at the request of an Eligible Employee or a Plan Interest Holder, Interests may be assigned by such Eligible Employee, or issued directly by such ESC Fund, to a Qualified Participant of an Eligible Employee or a Plan Interest Holder. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), of an Eligible Employee or a Plan Interest Holder and (ii) if purchasing an Interest from an ESC Fund, except as discussed below, come within the standards of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee or Plan Interest Holder, including step and adoptive relationships. An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Plan Interest Holder, (b) a partnership, corporation or other entity controlled by an Eligible Employee or Plan Interest Holder,6 or (c) a trust or other entity established solely for the benefit of an Eligible Employee or a Plan Interest Holder and/or one or more Eligible Family Members of an Eligible Employee or a Plan Interest Holder. An Eligible Employee or Eligible Family Member may purchase Interests through an Eligible Investment Vehicle only if either (i) the investment vehicle is an “accredited investor” as defined in Rule 501(a) of Regulation D, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle. Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above (except in the case of a transfer that, if the ESC Fund were a Section 3(c)(1) or 3(c)(7) company, would fall within rule 3c-6 under the 1940 Act).

At the discretion of the Managing Member of an ESC Fund, Consultants may be offered the opportunity to participate in an ESC Fund, either directly or through a Qualified Participant of such Consultant. ORIX believes that Consultants share a community of interest with ORIX and ORIX’s employees. In order to participate in the ESC Funds, Consultants must be currently engaged by ORIX and will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the ESC Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to ORIX and will be required to qualify as “accredited investors” under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of ORIX, and who have an interest in maintaining an ongoing relationship with ORIX. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the Managing Member and its Affiliates and/or the officers of ORIX responsible for making investments for the ESC Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of ORIX. Accordingly, there is a close nexus between ORIX and such entities.

[6]	The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable an Eligible Employee to make investments in ESC Funds through personal investment vehicles for the purpose of personal and family investment and estate planning. Any reference to an Eligible Investment Vehicle which is an entity created by, rather than controlled by, an Eligible Employee refers only to a corporate blocker entity created, and continuing to operate, for the purpose of facilitating (a) the tax efficient investment of an Eligible Employee or other Eligible Investment Vehicles in an ESC Fund and (b) the charitable giving of an Eligible Employee. Investment in a corporate blocker entity may be made through Eligible Investment Vehicles controlled by an Eligible Employee. No persons or entities other than Eligible Employees or the Eligible Investment Vehicles they control will contribute funds to a corporate blocker entity for investment. The mandate of an Eligible Investment Vehicle created by an Eligible Employee is determined by the relevant Eligible Employee and will generally be limited to permitted investments in vehicles managed by ORIX (such as an ESC Fund).

Certain employees of ORIX may receive Interests without payment as part of an employee benefit plan to reward and retain these employees (referred to in this Application as the “Program”, and each such eligible employee, a “Plan Interest Holder”). Participation in a Program ESC by a Plan Interest Holder will not require capital contributions to the ESC Fund. The ESC Funds will not register Interests awarded to Plan Interest Holders under the 1933 Act in reliance on an opinion of counsel that the awards of Interests are not sales within the meaning of Section 2(a)(3) of the 1933 Act. No relief from the provisions of the 1933 Act is requested by the Applicants with respect to the award of Interests to Plan Interest Holders. Plan Interest Holders will not be required to meet the sophistication and salary requirements to which Eligible Employees are subject.

Because of the requirements described above, Interests in each ESC Fund will be held by persons and entities with a close nexus to ORIX through employment (or other relationship in the case of Consultants) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and Eligible Employees.7

The Managing Member of an ESC Fund will have the absolute right to purchase any Interest therein for its fair value if the Managing Member determines in good faith that any Member’s continued ownership of such Interest in an ESC Fund jeopardizes such ESC Fund’s status as an “employees’ securities company” under the 1940 Act; provided that the foregoing is without prejudice to any other rights the Managing Member may have as a result of a breach of a representation or other agreement by a Member or otherwise.

Interests in each ESC Fund will be non-transferable except (i) with respect to Program ESC Funds, to the extent cancelled as described below, (ii) to ORIX or (iii) with the prior written consent of the Managing Member, and, in any event, no person or entity will be admitted into an ESC Fund as a Member unless such person or entity is (a) an Eligible Employee, (b) a Plan Interest Holder, (c) a Qualified Participant or (d) ORIX. Consequently, the limitations on the transferability of Interests in an ESC Fund ensure that the community of interest among the Members will continue through the life of such ESC Fund.

E.	Structure of the ESC Funds

ORIX will operate various structures for the benefit of its Eligible Employees and Plan Interest Holders pursuant to the Order, including, without limitation, different ESC Funds or different Classes within the same ESC Fund. Interests in the ESC Funds will be issued without a sales load or similar fee. An ESC Fund may have a set term or may have an indefinite life.

ORIX will abide by the following in its operation of the ESC Funds:

1.	ORIX will control the ESC Funds within the meaning of Section 2(a)(9) of the 1940 Act.

2.	Whenever a Managing Member, Investment Adviser, ORIX or any other person[8] that is acting for or on behalf of an ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with the fiduciary duties owed to the ESC Fund as a client of such Managing Member, ORIX or other person (such ESC Fund’s Members, in their capacity as Members, being the beneficiaries of any such fiduciary duties).

[7]	As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of ORIX and their Qualified Participants.

[8]	Based on, among other things, the contractual obligations or fiduciary obligations (if any) of an unaffiliated third party service provider, ORIX has a reasonable belief that whenever such unaffiliated third party service provider that is acting for or on behalf of an ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such third party service provider’s discretion, then such third party service provider shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with the contractual obligations or fiduciary duties owed to the ESC Fund as a client of such third party service provider (such ESC Fund’s Members, in their capacity as Members, being the beneficiaries of any such fiduciary duties).

3.	The Disclosure Documents for, and any other contractual arrangement regarding, an ESC Fund will not contain any provision which protects or purports to protect ORIX, the Managing Member or their Affiliates against any liability to the ESC Fund or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties.

4.	ORIX, the Managing Member and any other person[9] that is acting for or on behalf of an ESC Fund shall act in the best interests of such ESC Fund (with such ESC Fund’s Members, in their capacity as Members, being beneficiaries thereof).

Terms of the ESC Funds

The terms of each ESC Fund will be determined by ORIX in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in an ESC Fund, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the ESC Fund, or to a Plan Interest Holder at the time he or she receives an Interest. Unlike awards of Interests to Plan Interest Holders, participation in a non-Program ESC Fund will be voluntary on the part of Eligible Employees and Qualified Participants. It is possible that Eligible Employees may be offered the opportunity, and Plan Interest Holders may be required, to participate in ESC Funds through deferred or bonus compensation programs pursuant to which they will be granted awards of Interests.

Each ESC Fund will provide to each applicable Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a ESC Fund, such Qualified Participant, or any Plan Interest Holder, the Disclosure Documents, including a copy of the Operating Agreement, for the relevant ESC Fund, which will set forth at a minimum the following information, if applicable:10

i.	whether ORIX will provide a portion of the initial capital for the ESC Fund in order that such ESC Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the Rules and Regulations) to provide critical mass to an ESC Fund to implement its investment strategy or to acquire Interests that will be awarded to Plan Interest Holders, and the circumstances under which ORIX’s Interests may be transferred to, or purchased by, an Eligible Employee or Qualified Participant and/or redeemed by ORIX;

ii.	whether Interests in such ESC Fund may only be acquired through the Program or whether Interests may also be acquired on a voluntary basis;

iii.	whether ORIX will make a co-investment in the same Portfolio Investments as such ESC Fund (directly or through one or more Underlying Funds), and the terms generally applicable to such ESC Fund’s investment as compared to those of ORIX’s investment;

iv.	if an Interest in such ESC Fund may also be acquired other than through the Program, the maximum amount of capital that an Eligible Employee will be permitted to invest in such ESC Fund, or the manner in which such amount will be determined, and the manner in which capital contributions to such ESC Fund will be applied towards investments made, and expenses incurred, by such ESC Fund;

[9]	Based on, among other things, the contractual obligations or fiduciary obligations (if any) of an unaffiliated third party service provider, ORIX has a reasonable belief that such unaffiliated third party service provider that is acting for or on behalf of an ESC Fund will act in the best interests of such ESC Fund (with such ESC Fund’s Members, in their capacity as Members, being beneficiaries thereof).

[10]	The Offering Documents and/or Operating Agreements will also disclose such items as risk, leverage and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of an ESC Fund and what would happen to an ESC Fund’s assets upon dissolution will also be disclosed.

v.	whether the Managing Member, a Member or an ORIX entity will offer to make any loans to an Eligible Employee to purchase an Interest in such ESC Fund and, if so, the terms of such loans;[11]

vi.	whether the Managing Member, a Member, ORIX or any employees of the Managing Member or ORIX will be eligible to receive any management fees or other compensation, or any performance-based fee or profits allocation (such as a “carried interest”)[12], from such ESC Fund and, if so, the terms of such compensation or performance-based fees or profit allocations;

vii.	whether the Managing Member or an ORIX entity will make any capital contributions or loans to such ESC Fund and, if so, the terms applicable to the Managing Member’s or the ORIX entity’s investment in such ESC Fund or its extension of credit to such ESC Fund, provided that the interest rate applicable to any such loan made to an ESC Fund will be no less favorable to such ESC Fund than the rate obtainable in an arm’s-length transaction, provided, further, that any indebtedness of such ESC Fund will be the debt of such ESC Fund and without recourse to the Members;

viii.	whether such ESC Fund may borrow from an unaffiliated third party;[13]

ix.	whether any vesting and/or cancellation provisions will apply to a Member’s Interest in such ESC Fund and, if so, the terms thereof; and

x.	the terms on which the Operating Agreement may be amended.

Unless otherwise already borne by an Underlying Fund, the Managing Member or ORIX will be responsible for paying all expenses related to each ESC Fund’s operation, including legal, accounting, litigation, and professional fees; fees and expenses of the ESC Fund’s administrator, custodian, sub-custodian, transfer agent, and similar service providers; organizational expenses; expenses of liquidating the ESC Fund; and any fees or other governmental charges levied against the ESC Fund. Each ESC Fund will bear its own taxes and any management fees and performance fees/allocations imposed on such ESC Fund by any Underlying Fund,14 as well as its allocable portion of the Underlying Fund’s other expenses. ORIX will not receive management fees or other compensation at both the ESC Fund level and the Underlying Fund level with respect to an ESC Fund’s investment in an Underlying Fund (so as to avoid duplication).

Acquisition of Interests

Interests in a Program ESC Fund may be acquired through the Program or, to the extent permitted by the Managing Member, by voluntary contributions from an Eligible Employee. Pursuant to the Program, Plan Interest Holders will be issued incentive awards in the form of UMI on the basis of, among other things, personal performance and/or firm-wide or relevant team performance results. The amount of UMI received, and thereby the value of the Interest issued to the Eligible Employee, will be determined on an after-tax basis (i.e., a portion of the incentive award will be used to pay taxes on behalf of the Eligible Employee arising from receipt of the UMI).

[11]	An Eligible Employee will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of an ESC Fund (other than short-term paper).

[12]	A “carried interest” is a fee paid or allocation made to the Managing Member, a Member or the Investment Adviser to an ESC Fund based on net gains in addition to the amount allocable to the Managing Member, such Member or such Investment Adviser in proportion to its invested capital. A Managing Member, Member or Investment Adviser that is registered as an investment adviser under the Advisers Act may be paid or allocated carried interest only if permitted by Rule 205-3 under the Advisers Act. See also footnote 14.

[13]	An ESC Fund will not lend funds to ORIX. No ESC Fund will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of the ESC Fund (other than short-term paper).

[14]	A Managing Member, Member, Investment Adviser, or other ORIX entity that is registered as an investment adviser under the Advisers Act may be paid a performance fee or allocated a performance allocation only if permitted by Rule 205-3 under the Advisers Act.

To the extent permitted by the Managing Member, an Eligible Employee may voluntarily acquire an Interest in a non-Program ESC Fund or in a Program ESC Fund. In either case, the amount of such Eligible Employee’s permitted capital contribution to, and terms of redemptions from, such ESC Fund will be described in such ESC Fund’s Operating Agreement and/or Disclosure Documents.

To the extent permitted by the Managing Member, an Eligible Employee and/or its Qualified Participant may be issued additional Interests (whether vested or unvested) and/or may make additional capital contributions to the ESC Fund in which it is invested after such Eligible Employee’s employment with ORIX has terminated. At the discretion of the Managing Member of an ESC Fund, unvested Interests issued to an Eligible Employee after his or her employment with ORIX may vest following compliance with any post-employment Conditions (subject to the terms of the Program).

Vesting Provisions

Both Program ESC Funds and non-Program ESC Funds may be offered as part of an investment program that includes vesting and cancellation provisions. In such circumstances, some or all of a Member’s Interest at the commencement of the investment program will be treated as being “unvested,” and “vesting” will occur only as certain conditions are satisfied under the terms of the investment program.

Subject to the terms of the Program, to the extent that an Eligible Employee’s or a Plan Interest Holder’s, as applicable, Interest is or becomes “vested,” the termination of such individual’s employment by ORIX will not affect such individual’s rights with respect to the vested portion of his or her Interest. The portion of an Eligible Employee’s or a Plan Interest Holder’s, as applicable, Interest that is “unvested” at the time of termination of such individual’s employment by ORIX may be subject to (a) cancellation and/or (b) the imposition of different terms and conditions, which would be described in the Operating Agreement and/or Disclosure Documents of the relevant ESC Fund and/or in Informational Letters, Releases and/or other written correspondence (which shall be delivered in accordance with the notice requirements specified in the relevant Operating Agreement) issued to such employee. Such different terms and conditions include, among other things, shorter or longer Compliance Periods or waiver of any of the Conditions to which an Eligible Employee or a Plan Interest Holder, as applicable, would otherwise be subject.

Notwithstanding termination of an Eligible Employee’s employment by ORIX, the Managing Member may permit such Eligible Employee and/or its Qualified Participant to be issued additional Interests (whether vested or unvested) and/or to make additional capital contributions to the ESC Fund in which it is invested after such termination.

In any event, the consequences of the vesting provisions of the ESC Funds, as determined by the Managing Member of the relevant ESC Fund, will not be more onerous to a Member than those set forth below:

Unless (x) an Eligible Employee or a Plan Interest Holder, as applicable, fails to satisfy the relevant Conditions or (y) as otherwise described in the Operating Agreement and/or Disclosure Documents of the relevant ESC Fund and/or in Informational Letters, Releases and/or other written correspondence (which shall be delivered in accordance with the notice requirements specified in the relevant Operating Agreement) issued to such employee (although the ESC Funds do not currently contemplate, and the Operating Agreements and/or Disclosure Documents of the ESC Funds and any such Informational Letters, Releases and/or other written correspondence do not currently describe, any such circumstances other than failing to satisfy the relevant Conditions), an Eligible Employee’s or a Plan Interest Holder’s, as applicable, unvested Interest in an ESC Fund will continue to be treated in a manner similar to those of other Eligible Employees or Plan Interest Holders, as applicable. However, if any of the events described in clauses (x) or (y) above occur, the Managing Member may deem such employee’s unvested Interest to be subject to cancellation, as described below, or to the imposition of different terms and conditions, as described in the Operating Agreement and/or Disclosure Documents related to the relevant ESC Fund and/or in Informational Letters, Releases and/or other written correspondence issued to such employee.

With respect to Program ESC Funds, a Member will become vested in his/her UMI if (a) he/she remains employed by ORIX through the relevant Determination Date(s) and he/she has satisfied, among other things, all of the Conditions imposed on him/her throughout his/her employment up to the Determination Date or (b) in the case of certain specified Members, he/she ceases to be employed by ORIX prior to the Determination Date but he/she has satisfied, among other things, all of the Conditions, if any, imposed on him/her during his/her employment with ORIX and through any applicable post-employment Compliance Period and affirms his/her compliance with the Conditions, as applicable.

If an Eligible Employee or a Plan Interest Holder, as applicable, does not fulfill such employee’s Conditions for any reason, such employee’s UMI may be cancelled as described below.

Non-Program ESC Funds may or may not provide for vesting provisions. With respect to a non-Program ESC Fund that does not provide for vesting provisions, an Eligible Employee’s entire Interest may be subject to repurchase by the Managing Member, as described below, and/or the imposition of different terms and conditions upon termination of such Eligible Employee’s employment by ORIX, as described in the Operating Agreement and/or Disclosure Documents related to the relevant ESC Fund and/or in Informational Letters, Releases and/or other written correspondence issued to such Eligible Employee.

An Eligible Employee that purchases an Interest in a non-Program ESC Fund or, to the extent permitted by the Managing Member, makes a voluntary capital contribution to a Program ESC Fund will immediately vest in the portion of the Interest in such ESC Fund attributable to such purchase or contribution and receive a Vested Membership Interest in respect thereof.

Repurchase and Cancellation Provisions

The terms of any repurchase or cancellation of Interests in an ESC Fund will apply equally to any Eligible Employee or Plan Interest Holder and any Qualified Participant of such employee.

An ESC Fund may permit a Member to redeem Interests at any time and from time to time, at the discretion of the Managing Member, as described in such ESC Fund’s Operating Agreement and/or Disclosure Documents.

With respect to Program ESC Funds that provide for mandatory redemption, a Member who remains employed by ORIX may make a request to defer redemption of its UMI from the relevant Program ESC Fund beyond the relevant Determination Date, subject to approval by ORIX. If a Member does not make such a request, or ORIX does not approve such request, that portion of a Member’s Interest attributable to such UMI will be mandatorily redeemed as soon as reasonably practicable following the relevant Determination Date. In the event of such a mandatory redemption, subject to the availability of liquidity (including suspensions on withdrawals) in respect of the Portfolio Investments and ORIX Third Party Funds in which the relevant Program ESC Fund is invested, the balance of such Member’s capital account in such Program ESC Fund relating to such redeemed Interest, as adjusted through the date of such redemption, will be distributed to such Member. A Member’s Interest also may be redeemed in other circumstances, including where such Member has been terminated as an employee by ORIX without cause or where such Member has resigned as an employee of ORIX and no longer intends to participate in the alternative asset management business or other businesses in which ORIX is engaged.

A Member’s UMI will not be mandatorily redeemed and will be cancelled and become the property of ORIX if such Member does not fulfill his/her Conditions as described above.

If a Member employed by ORIX has fulfilled his/her Conditions and requests to defer redemption of such Member’s UMI from the relevant Program ESC Fund and ORIX agrees to such request, then (i) such UMI will become a Vested Membership Interest upon the Determination Date and (ii) such Member will be permitted to continue to hold such Vested Membership Interest beyond the Determination Date. ORIX will endeavor to treat Members consistently in making the determination to approve such requests. A Vested Membership Interest in a Program ESC Fund (including a Vested Membership Interest received in respect of a voluntary capital contribution to such Program ESC Fund by an Eligible Employee) may be redeemed as of any calendar quarter-end upon not less than seventy days’ prior written notice or according to such other terms as may be described in such Program ESC Fund’s Operating Agreement and/or Disclosure Documents or election form, subject to the availability of liquidity (including suspensions on withdrawals) in respect of the Portfolio Investments and ORIX Third Party Funds in which the relevant Program ESC Fund is invested. A Member’s Vested Membership Interest may be mandatorily redeemed by ORIX at any time, including while such Member is an employee of ORIX. ORIX will endeavor to treat Members consistently in making the determination to mandatorily redeem a Member’s Vested Membership Interest. Subject to the availability of liquidity (including suspensions on withdrawals) in respect of the Portfolio Investments and ORIX Third Party Funds in which the relevant Program ESC Fund is invested, the balance of such Member’s capital account in such Program ESC Fund relating to such mandatorily redeemed Vested Membership Interest, as adjusted through the date of such mandatory redemption, will be distributed to such Member. A Member’s Vested Membership Interest, however, will not be subject to cancellation.

If an Eligible Employee or a Plan Interest Holder who has been issued an Interest dies or becomes incapacitated, the employee’s estate will receive payments in redemption of such Interest so long as (i) with respect to UMI, such employee satisfied all of the relevant Conditions through the date of death or incapacity, as applicable, or (ii) such Interest is a Vested Membership Interest. The value of such employee’s Interest (and the corresponding capital account balance in the relevant ESC Fund) will be determined, and all redemption payments for such Interest will be made, as soon as reasonably practicable following the date of death or incapacity, the appointment of the estate administrator. If the deceased or incapacitated employee held UMI and did not satisfy all of the relevant Conditions through the date of death or incapacity, the estate will not receive any payments for the UMI held by such employee, and such deceased or incapacitated employee’s UMI will be cancelled and become the property of ORIX.

Upon any repurchase of a Member’s Vested Membership Interest, the Managing Member will at a minimum pay to the Member the lesser of (a) the amount actually paid by the Member to acquire the Vested Membership Interest plus interest, provided that any prior distributions are subtracted from such combined amount, and (b) the fair market value of such Vested Membership Interest as determined at the time of repurchase by the Managing Member in accordance with the relevant ESC Fund’s valuation policies and procedures. ORIX shall be entitled to offset against the payment for a repurchased Vested Membership Interest (i) any outstanding principal amount of, and unpaid interest on, any loans, advances or payments subject to clawbacks made by ORIX to such Member and (ii) the costs of repurchasing such Vested Membership Interest, such as legal fees and administrative expenses. In addition, if the Member has pledged such Vested Membership Interest to secure any such loan, ORIX may foreclose upon such Vested Membership Interest upon any failure to repay such loan when due.

F.	Investments and Operations

Each ESC Fund will operate as a diversified or non-diversified, closed-end or open-end investment company of the management type within the meaning of the 1940 Act.

The Managing Member is responsible for approving all Section 17 Transactions as described below in Section IV.C, Applicants’ Conditions. In addition, the Managing Member will serve as the functional equivalent of the board of directors of each ESC Fund in connection with any actions or approval required to be taken under Rule 17f-2 and Rule 17g-1 and Rule 38a-1 of the 1940 Act.

The investment objective of each ESC Fund and whether it will operate as a diversified or non-diversified and open-end or closed-end investment vehicle may vary from ESC Fund to ESC Fund, and will be set forth in the Disclosure Documents relating to the specific ESC Fund. ESC Funds (directly or indirectly through their investments in Underlying Funds) may be expected to engage in different investment strategies. Investment strategies employed could include, among others, a variety private or public markets strategies in corporate, municipal, real estate, structured or esoteric credit and equity. ORIX anticipates that it will continue to develop and implement new methodologies, models and investment strategies on behalf of the ESC Funds directly or through the ORIX Third Party Funds as ORIX seeks profit and investment opportunities on a global basis. Potential Portfolio Investments for the ESC Funds (directly or indirectly through their investments in Underlying Funds) include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial instruments and assets. Pending investment of capital contributions and reinvestment of proceeds of investments, an ESC Fund’s assets may be invested in short-term investments. Although not currently contemplated, an ESC Fund may utilize leverage as part of its investment operations, the terms of which will be described in the Operating Agreement and/or Disclosure Documents of such ESC Fund. An Underlying Fund may also utilize leverage as part of its investment operations.

The Operating Agreement for such ESC Fund may provide that portions of a Member’s Interest may be directed to particular Portfolio Investments of such ESC Fund and, in turn, to the series corresponding to such Portfolio Investments.

An ESC Fund that has multiple investment baskets and/or investment allocations may issue Interests in separate series to properly allocate the expenses and/or track the performance of an investment basket and/or investment allocation. Interests within such series may in turn be issued in separate Classes, with each Class having its own Determination Date. A Class of Interests within a series will have the same exposure to such series’ investment basket and/or investment allocation as every other Class within such series.

The Managing Member of each ESC Fund will manage, operate and control such ESC Fund. However, the Managing Member will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments to an ORIX entity. As described above, any ORIX entity that is delegated the responsibility of making investment decisions for an ESC Fund will be registered as an investment adviser under the Advisers Act if required under applicable law. In addition, the Managing Member of an ESC Fund or another ORIX entity may contribute substantial funds to such ESC Fund or to entities (including Underlying Funds) in which such ESC Fund will invest. Notwithstanding the foregoing, the ultimate investment management responsibility for an ESC Fund’s operations will remain with the Managing Member. The Applicants represent and concede that each Investment Adviser in managing an ESC Fund is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

The Managing Member will provide Members of an ESC Fund with information concerning their ESC Fund’s operations and results as described below under “Reports and Accounting.” An ESC Fund may directly engage, or the Managing Member may delegate to and pay, Affiliates or unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other services to such ESC Fund.

An ESC Fund will comply with Section 12(d)(1)(A)(i) of the 1940 Act, the rules and regulations thereunder, and any applicable exemptions therefrom. Accordingly, an ESC Fund will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the ESC Fund would own in the aggregate more than 3% of the outstanding voting stock of such investment company unless such purchase or acquisition is permitted under the applicable rules and regulations or any applicable exemption. In addition, an ESC Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

An ESC Fund may co-invest with an ORIX entity in an Underlying Fund.

Subject to the terms of the applicable Operating Agreement and/or Disclosure Documents, an ESC Fund will be permitted to enter into transactions involving (i) ORIX, (ii) any Member or person or entity affiliated with a Member or (iii) an ORIX Third Party Fund. Such transactions may include, without limitation, such ESC Fund purchasing from, or selling to, ORIX a Portfolio Investment, or purchasing an interest in an ORIX Third Party Fund, in each case with ORIX acting as principal. As described in fuller detail below in Condition 1, with regard to such transactions, the Managing Member shall have authority, as representative and agent of the Members of such ESC Fund, to give consent to any such transaction submitted to the Managing Member by ORIX if the Managing Member determines that the terms of the transaction are consistent with the terms that would reasonably be expected in a comparable transaction between unrelated parties. Prior to entering into any such transaction, the Managing Member will make the findings required by this Application as described in Condition 1 below.

In addition, ORIX (including the Managing Member) may provide a full range of financial, asset management or other services, and may also provide financing in the form of debt, equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith, from entities in which an ESC Fund (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities. Such fees or other compensation may include, without limitation, commitment fees, advisory fees, underwriting fees, placement fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, expense reimbursements and compensation in the form of carried interests entitling ORIX to share disproportionately in income or capital gains or similar compensation. ORIX may also engage in market-making activities with respect to securities of entities in which an ESC Fund makes an investment or competitors of such entities, clear trades on behalf of such ESC Fund and provide administrative services to such ESC Fund. ORIX Third Party Funds may make loans to or accept loans from, and may guarantee the loans of, other ORIX Third Party Funds or the ESC Funds. Employees of ORIX may serve as officers or directors of such entities pursuant to the authority of an ESC Fund or ORIX to designate such officers or directors, and receive officers’ and directors’ fees, other compensation and expense reimbursement in connection with such services. Any such fees, other compensation or expense reimbursement received by such ORIX employee will not be shared with any ESC Fund (i.e., such ORIX employee is not required to contribute a portion of such fees, other compensation or expense reimbursement to such ESC Fund, with such contribution being allocated to the general assets of such ESC Fund and not to the capital account of such ORIX employee therein).

G.	Reporting and Accounting

The Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held an Interest within 120 days after the end of such fiscal year, or as soon as practicable thereafter. The annual financial statements of each ESC Fund will be audited by independent certified public accountants. For purposes of this requirement “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X. In addition, to enable Members to determine the U.S. federal and state income tax consequences of their investments, as soon as practicable after the end of each tax year of an ESC Fund, a report will be transmitted to each Member showing such Member’s share of income, gains, losses, credits, deductions and other tax items for U.S. federal income tax purposes, resulting from such ESC Fund’s operations during that year.

In addition, each ESC Fund will provide a non-U.S. Member with such information as may be reasonably necessary to enable him/her to prepare his/her non-U.S. income tax returns, provided that each such Member has notified the Managing Member of the specific information required by the jurisdiction or jurisdictions for which such Member will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided, further that complying with such information request does not impose an undue or disproportionate burden on the Managing Member of the applicable ESC Fund.

III.	Request for Relief and Legal Analysis

The Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the ESC Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this Application.

The Applicants state that any ESC Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.	Applicable 1940 Act Provisions

Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the rules and regulations thereunder, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which an employees’ securities company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested and the relationship between the company and the issuers of the securities in which it invests.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations with such investment company, as though such investment company were a registered investment company.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain principal and joint transactions between a registered investment company and certain affiliated persons (and affiliated persons of such persons) of the registered investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for a registered investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such registered investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain persons affiliated with a registered investment company, acting as principal, from knowingly selling any security or other property to the registered investment company or knowingly purchasing a security or other property from the registered investment company. Among the persons precluded from dealing as principal with a registered investment company under Section 17(a) are: (a) any affiliated person of the registered investment company; and (b) any affiliated person of an affiliated person of the registered investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of a registered investment company, or any affiliated persons of such an affiliated person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the registered investment company is a participant.

Section 17(f) of the 1940 Act requires each registered investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-1 promulgated under Section 17(f) specifies the requirements that must be satisfied for a registered investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. Rule 17f-2 promulgated under Section 17(f) allows a registered investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of a registered investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-1 requires that a majority of directors who are not “interested persons” take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the registered investment company’s board of directors. Paragraph (h) of Rule 17g-l provides that a registered investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by a registered investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of a registered investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every “access person” (as defined in the 1940 Act) of a registered company report personal securities transactions.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for a registered investment company to its shareholders and the Commission. Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the 1934 Act.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder.

Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

B.	Discussion

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1.	each ESC Fund is or will be an “employees’ securities company,” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who will be officers and directors of the Managing Member of such ESC Fund will be directors, officers or other employees of ORIX and all Members of such ESC Fund will be Eligible Employees, Plan Interest Holders and Qualified Participants of an Eligible Employee or a Plan Interest Holder; each Eligible Employee will, at the time of each initial or subsequent issuance of Interests to such Eligible Employee, be an "accredited investor" under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the test described above in Section II.D, “Eligible Employees and Qualified Participants”; and no sales load or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Operating Agreement, if any) is payable directly or indirectly to the Managing Member or any other ORIX entity by such ESC Fund;

2.	the substantial community of economic and other interests among ORIX, the Managing Member of an ESC Fund and the Members of such ESC Fund, taking into consideration the concern of ORIX with the morale of its personnel, the importance to ORIX of attracting and retaining its personnel and the absence of any public group of investors;

3.	the fact that the Portfolio Investments for each ESC Fund will be conceived and organized by persons who may hold, directly or indirectly, or who may be eligible to hold, Interests in such ESC Fund and will not be promoted to Eligible Employees by persons outside of ORIX seeking to profit from fees for investment advice or from the distribution of securities;

4.	the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each ESC Fund considers a (i) co-investment with ORIX, or (ii) purchase from or sale to ORIX; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Managing Member of such ESC Fund and on the part of such ESC Fund itself, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Members of such ESC Fund with respect to such matters by independent accountants, the furnishing of reports to Members of such ESC Fund and in the conditions and other restrictions on such ESC Fund’s operations proposed in this Application; and

5.	the fact that Eligible Employees will, at the time of each initial or subsequent issuance of Interests to them, be professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, who meet the current standard of “accredited investor” under the requirements set forth in Rule 501(a)(5) or (6) of Regulation D (except for a maximum of 35 employees in an ESC Fund meeting the test described above in Section II.D, “Eligible Employees and Qualified Participants”) and, in the reasonable belief of the Managing Member, are each equipped by experience and education to understand and evaluate the structure, management and plan of each ESC Fund as compared to other opportunities, to understand and evaluate the merits and risks of holding Interests in such ESC Fund and to understand that Interests in such ESC Fund are being issued without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants and the ESC Funds from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this Application.

Section 17(a)

The Applicants request an exemption from Section 17(a) of the 1940 Act to the extent necessary to:

a.	permit an ORIX entity or an ORIX Third Party Fund (or any affiliated person of such ORIX entity or ORIX Third Party Fund), or any affiliated person of an ESC Fund (or affiliated persons of such persons) acting as principal, to engage in any transaction directly or indirectly with any ESC Fund or any company controlled by such ESC Fund; and

b.	permit any ESC Fund to invest in or engage in any transaction with any ORIX entity or ORIX Third Party Fund, acting as principal:

i.	in which such ESC Fund, any company controlled by such ESC Fund or any ORIX entity or ORIX Third Party Fund has invested or will invest; or

ii.	with which such ESC Fund, any company controlled by such ESC Fund or any ORIX entity or ORIX Third Party Fund is or will become otherwise affiliated; and

c.	permit a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with an ESC Fund or any company controlled by such ESC Fund.

The transactions to which any ESC Fund is a party will be effected only after a determination by the Managing Member that the requirements of Condition 1, Condition 2 and Condition 6 in Section IV.C, Applicants’ Conditions, below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Operating Agreement. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The principal reason for the requested exemption is to ensure that each ESC Fund will be able to invest in companies, properties, or vehicles in which ORIX, or its employees, officers, directors, Consultants or entities controlled or managed by any of them may make or have already made an investment, such as the ORIX Third Party Funds. This will, in turn, provide long-term financial incentives for Eligible Employees to preserve ORIX’s competitive advantage and align the financial interests of Eligible Employees with those of ORIX and investors in the ORIX Third Party Funds.

The relief is also requested to permit each ESC Fund the flexibility to deal with its Portfolio Investments in the manner the Managing Member deems most advantageous to all Members in the ESC Fund, including without limitation borrowing funds from an ORIX entity, restructuring its investments, having its investments redeemed, tendering such ESC Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, Section 17(a) may restrict an ESC Fund in its ability to negotiate such advantageous terms. Indeed, without the requested relief the Managing Member may be limited in its ability to take those steps which it believes would be in the best interests of such ESC Fund. The requested exemption is also sought to ensure that each ESC Fund or any company controlled by such ESC Fund will have the ability to buy and sell securities in underwritten offerings and other transactions in which an ORIX entity participates.

In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that ESC Funds are permitted to enter into certain transactions. These transactions would include transactions in which ESC Funds (a) invest in funds advised or managed by an ORIX entity, (b) purchase short-term instruments from, or sell such instruments to, an ORIX entity and/or (c) enter into repurchase agreements and reverse repurchase agreements with an ORIX entity. An ESC Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from, or the entering into repurchase agreements or reverse repurchase agreements with, any ORIX entity.

An exemption from Section 17(a) would be consistent with the purpose of each ESC Fund and the protection of investors, and is necessary to promote the basic purpose of such ESC Fund, as more fully discussed with respect to Section 17(d) below. The Members of each ESC Fund will be fully informed of the possible extent of such ESC Fund’s dealings with ORIX and of the potential conflicts of interest that may exist, and, as professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Members in each ESC Fund, on the one hand, and ORIX, on the other hand, is the best insurance against any risk of abuse.

The considerations described above will protect each ESC Fund and will limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions to the relief requested from Section 17(a) set forth below. In addition, the Applicants, on behalf of the ESC Funds, acknowledge that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require a Commission order.

Section 17(d) and Rule 17d-1

The Applicants request an Order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit “affiliated persons” of each ESC Fund (including without limitation the Managing Member, ORIX and/or an ORIX Third Party Fund), or “affiliated persons” of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which an ESC Fund or a company controlled by such ESC Fund is a participant. The Order requested would permit, among other things, co-investments by each ESC Fund and by individual members, employees, officers or directors of ORIX making their own individual investment decisions apart from ORIX. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested.

Compliance with Section 17(d) would prevent each ESC Fund from providing an investment vehicle for Eligible Employees (and other permitted investors) to co-invest with ORIX or, to the extent permitted by the terms of the applicable Operating Agreement, with other members, employees, officers, directors or Consultants or ORIX, including an ORIX Third Party Fund. Because of the number and sophistication of the potential Members in an ESC Fund and “affiliated persons” of such Members, compliance with Section 17(d) would cause such ESC Fund to forego investment opportunities simply because a Member in such ESC Fund or other “affiliated person” of such ESC Fund (or any affiliated person of such a person) also had, or contemplated making, a similar investment.

In this regard, it should be noted that each ESC Fund will primarily be organized for the benefit of Eligible Employees and Plan Interest Holders as an incentive for them to remain with ORIX and for the generation and maintenance of goodwill through an investment in Underlying Funds. The Applicants believe that, if co-investments with ORIX are prohibited, the appeal of an ESC Fund as a vehicle for Eligible Employees would be significantly diminished. Co-investment opportunities with ORIX are advantageous to Eligible Employees because (a) the resources of ORIX enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor the resources to duplicate, (b) investments made by ORIX will not be generally available to investors even if the financial status of the Eligible Employees would enable them to otherwise participate in such opportunities, and (c) Eligible Employees will be able to pool their resources in co-investments, thus achieving greater diversification of their individual portfolios.

The flexibility to structure joint investments and co-investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting joint investments and co-investments by ORIX, on the one hand, and an ESC Fund, on the other, might lead to less advantageous treatment of such ESC Fund, is mitigated by the fact that (a) ORIX, in addition to its stake through the Managing Member and its co-investment, if any, will be acutely concerned with its relationship with the personnel who invest in such ESC Fund, and (b) certain members, officers, directors and key employees of ORIX will be investors in such ESC Fund.

In summary, the requested approval under Section 17(d) of the 1940 Act is necessary in light of the purpose of each ESC Fund. Given the criteria for Eligible Employees and the conditions with which the ESC Funds have agreed to comply, the requested approval is appropriate in light of the purposes of the 1940 Act.

The Applicants specifically acknowledge that each Investment Adviser in managing an ESC Fund is subject to Sections 9 (Ineligibility of Certain Affiliated Persons and Underwriters), 36 (Breach of Fiduciary Duty) and 37 (Larceny and Embezzlement) of the 1940 Act, and that each Investment Adviser will, at all times, comply with the requirements of such Sections of the 1940 Act. The requirements of such Sections are specifically incorporated by reference in this Application. The Applicants further represent that the Investment Adviser and the members of any investment committee of an ESC Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the ESC Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and that the Investment Adviser and the members of any investment committee of an ESC Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the ESC Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.

The considerations described above will protect each ESC Fund and will limit the possibilities of the conflicts of interest and abuses of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the ESC Funds agree to abide by the conditions set forth below in Section IV.C, Applicants’ Conditions, to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the ESC Funds, acknowledge that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, which are not subject to the exemptive Order herein requested, would require a Commission order.

All side-by-side investments held by ORIX will be subject to the restrictions contained in Condition 3 set forth below in Section IV.C, Applicants’ Conditions, except for side-by-side investments held by an ORIX Third Party Fund, or by an ORIX entity in a transaction in which the ORIX investment was made pursuant to a contractual obligation to an ORIX Third Party Fund.15

[15]	Such ORIX investment will only be exempt from Condition 3 to the extent that that the investment was necessitated by the contractual obligation to the ORIX Third Party.

The Applicants believe that the interests of the Eligible Employees participating in an ESC Fund will be adequately protected even in situations where Condition 3 is not satisfied. ORIX is likely to invest a portion of its own capital in ORIX Third Party Fund investments, either through such ORIX Third Party Fund or on a side-by-side basis (which ORIX investments will be subject to substantially the same terms as those applicable to such ORIX Third Party Fund, except as otherwise disclosed in the Disclosure Documents and/or Operating Agreement of the relevant ESC Fund). If Condition 3 were to apply to ORIX’s investment in these situations, the effect of such a requirement would be to indirectly burden the ORIX Third Party Fund with the requirements of Condition 3. In addition, the relationship of an ESC Fund to an ORIX Third Party Fund, in the context of this Application, is fundamentally different from such ESC Fund’s relationship to ORIX. The focus of, and the rationale for, the protections contained in this Application are to protect the ESC Funds from any overreaching by ORIX in the employer/employee context, whereas the same concerns are not present with respect to the ESC Funds vis-à-vis the investors in an ORIX Third Party Fund.

Section 17(e)

The Applicants will comply with, and do not seek exemptive or other relief from, the provisions of Section 17(e) of the 1940 Act.

Section 17(f)

The Applicants request an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit an ORIX entity to act as custodian without a written contract. Because there will be such a close association between each ESC Fund and ORIX, requiring a detailed written contract would expose the ESC Funds to unnecessary burden and expense. Furthermore, any securities owned by an ESC Fund over which an ORIX entity has custody will have the protection of fidelity bonds if such ORIX entity is required to have a broker’s blanket bond. Thus, it does not appear that any written contract is necessary. In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicants do not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit of each ESC Fund. Except as set forth above, each ESC Fund will otherwise comply with the provisions of Rule 17f-1.

Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicants request relief from Section 17(f) of the 1940 Act and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:

a.	an ESC Fund’s investments, or evidence thereof, may be kept in the locked files of the Managing Member (or an ORIX entity) for purposes of paragraph (b) of Rule 17f-2;

b.	for purposes of paragraph (d) of Rule 17f-2, (i) employees of the Managing Member (or an ORIX entity) will be deemed to be employees of the ESC Funds, (ii) officers or managers of the Managing Member of an ESC Fund (or an ORIX entity) will be deemed to be officers of the ESC Fund and (iii) the Managing Member will be deemed to be the board of directors of the ESC Fund; and

c.	in place of the verification procedure under paragraph (f) of Rule 17f-2, verification will be effected quarterly by two high level employees of the Managing Member (or another ORIX entity), each of whom is a member of the administrative, legal and/or compliance function for ORIX and has specific knowledge of the custody requirements, policies and procedures of the ESC Funds for the requirement under Rule 17f-2. With respect to certain ESC Funds, most of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such an ESC Fund, these instruments are most suitably kept in the locked files of the Managing Member (or an ORIX entity), where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).

Section 17(g) and Rule 17g-1

The Applicants request an exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the ESC Funds who are not “interested persons” (as defined in the 1940 Act) of the respective ESC Fund take certain actions and give certain approvals concerning bonding and request instead that such actions and approvals be taken or given by the Managing Member, regardless of whether it is deemed to be an “interested person” of the ESC Funds. First, the ESC Funds are unable to comply with Rule 17g-1 as the ESC Funds will not have boards of directors. Second, because the Managing Member or an Affiliate will be the investment adviser to each ESC Fund, the Managing Member will be an “interested person” of the ESC Funds. The ESC Funds will comply with all other requirements of Rule 17g-1, except that the Applicants request an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the ESC Funds comply with the fund governance standards defined in Rule 0-1(a)(7).

The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the ESC Funds. The Managing Member will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agrees that all such materials will be subject to examination by the Commission and its staff. The Managing Member will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of Rule 17g-1. The Applicants submit that no purpose would be served in complying with the requirements of Rule 17g-1 related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company an ESC Fund will not have public investors. Exempting the ESC Funds from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the ESC Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the ESC Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicants maintain that the notices otherwise required to be provided to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the ESC Funds will not have boards of directors. The Managing Member is the functional equivalent of the board of directors of an investment company for the purposes of Rule 17g-1. As stated above, the Managing Member appoints the person responsible for maintaining, and has access to, all the information that would otherwise be filed with the Commission under paragraph (g) of Rule 17g-1. The information that would otherwise be filed with the Commission under paragraph (g) of Rule 17g-1 includes the full scope of the information for which notices would otherwise be given to the board of directors under Rule 17g-1. It therefore would be unnecessary to give notices to the Managing Member regarding this information.

For the same reasons, the Applicants believe that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the ESC Funds. As discussed above, the ESC Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the ESC Funds. Moreover, in light of the purpose of the ESC Funds and the community of interest among the ESC Funds and between the ESC Funds and the Managing Member, the Applicants believe that little purpose would be served by compliance with this requirement.

Section 17(j) and Rule 17j-1

Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for such investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of Rule 17j-1. Under Rule 17j-1, the investment company’s “access persons” must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code of ethics.

The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j 1(b)) because the requirements contained therein are burdensome and unnecessary as applied to the ESC Funds. Requiring each ESC Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Members in such ESC Fund by virtue of their common association with ORIX; the substantial and largely overlapping protections afforded by the conditions with which such ESC Fund has agreed to comply; the concern of ORIX that personnel who participate in such ESC Fund actually receive the benefits they expect to receive when investing in such ESC Fund; the fact that the investments of such ESC Fund will be investments that usually would not be available to the Members of such ESC Fund, including those Members who would be deemed access persons, as individual investors; and the existing written compliance policies and procedures that have been adopted by ORIX under the Advisers Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to employees, officers and partners of ORIX and Eligible Employees.

Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any ESC Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).

Sections 30(a), (b) and (e)

Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an ESC Fund and would entail administrative and legal costs that outweigh any benefit to the Members of such ESC Fund. Also, due to the size, public presence and reputation of ORIX, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in these reports will be furnished to the Members of each ESC Fund, the only class of people with an economic interest in such material. In view of the community of interest among all parties affiliated with an ESC Fund and the fact that Interests in such ESC Funds are not available to the public, but rather to a specific group of people only, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to ensure orderly markets and equality of information among the public) is not relevant to such ESC Funds or their operations. Consequently, the Applicants request that the exemptive relief be granted. Each ESC Fund would report annually to its Members in the manner described herein.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each ESC Fund to report annually to the Members of such ESC Fund in the manner referenced above. An ESC Fund may actively trade Portfolio Investments. Such investments require sophisticated and complex valuations. In view of the foregoing, and in light of the lack of trading in, or public market for, the Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

Section 30(h)

Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or “affiliated person” of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the Managing Member of each ESC Fund and others who may be deemed members of an advisory board or an investment adviser (and “affiliated persons” thereof) of such ESC Fund may be required to file Forms 3, 4 and 5 with respect to such ESC Fund, even though no trading market for the Interests would exist and the transferability of such Interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not applicable. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the Managing Member of each ESC Fund, directors and officers of the Managing Member and any other persons who may be deemed members of an advisory board or investment adviser (and “affiliated persons” thereof) of such ESC Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to such ESC Fund.

Rule 38a-1

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations promulgated thereunder. Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each ESC Fund will comply with Rule 38a-1(a), (c) and (d), except that (a) because the ESC Funds do not have a board of directors, the Managing Member will fulfill the responsibilities assigned to an ESC Fund’s board of directors under the rule, (b) because the Managing Member does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (c) because the ESC Funds do not have any independent directors, the ESC Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managing Member. Each ESC Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of the Application and appointed a chief compliance officer.

IV.	Applicants’ Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.	Each proposed Section 17 Transaction will be effected only if the Managing Member determines that:

(a)	the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the ESC Fund and do not involve overreaching of the ESC Fund or its Members on the part of any person concerned; and

(b)	the Section 17 Transaction is consistent with the interests of the Members of the ESC Fund, the ESC Fund’s organizational documents and the ESC Fund’s reports to its Members.

In addition, the Managing Member will record and will preserve a description of all Section 17 Transactions, the Managing Member’s findings, the information or materials upon which the Managing Member’s findings are based and the basis for the findings. All such records will be maintained for the life of the ESC Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

2.	The Managing Member will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for any ESC Fund, or any “affiliated person” of such an “affiliated person,” promoter or principal underwriter.

3.	The Managing Member of each ESC Fund will not cause any of the funds of the ESC Fund to be invested in any investment in which a Co-Investor has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the ESC Fund and the Co-Investor are participants, unless prior to such investment any such Co-Investor, prior to disposing of all or part of its investment: agrees to (a) give the Managing Member sufficient, but not less than one day’s notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the ESC Fund has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with, the Co-Investor.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor:

(a)	to its direct or indirect wholly-owned subsidiary, to a Parent of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of such Parent;

(b)	to immediate family members of the Co-Investor (including step and adoptive relationships) or to a trust or other investment vehicle established for any Co-Investor or any such family member; and

(c)	when the investment is comprised of securities that are: (i) listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; (iv) “Eligible Securities” as defined in rule 2a-7 under the 1940 Act; or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.	Each ESC Fund and its Managing Member will maintain and preserve, for the life of such ESC Fund and at least six years thereafter, such accounts, books and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Members of such ESC Fund, and each annual report of such ESC Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years after the life of such ESC Fund.

5.	Within 120 days after the end of the fiscal year of each ESC Fund, or as soon as practicable thereafter, the Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests. At the end of each fiscal year, the Managing Member will make a valuation or have a valuation made of all of the assets of the ESC Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the ESC Fund. In addition, within 120 days after the end of each fiscal year of each ESC Fund or as soon as practicable thereafter, the Managing Member will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the ESC Fund during that fiscal year.

6.	If an ESC Fund makes purchases from, or sales to, an entity affiliated with the ESC Fund by reason of an officer, director or employee of ORIX (a) serving as an officer, director, managing member, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the ESC Fund’s determination of whether or not to effect the purchase or sale.

V.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is as indicated on the cover page of this Application. The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that under the provisions of such Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting the Applicants the relief sought by this Application.

Each Applicant named below has caused this Application to be duly signed on its behalf on April 29, 2022. The certifications required by Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A-1 and Exhibit A-2 of this Application, and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B-1 and Exhibit B-2 of this Application.

VI.	Conclusion

The above exemptions are being requested because they are considered necessary or relevant to the operations of each ESC Fund as an investment program uniquely adapted to the needs of employees of ORIX. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each ESC Fund is or will be an “employees’ securities company,” as defined in Section 2(a)(13) of the 1940 Act.

On the basis of the foregoing, each Applicant submits that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who has signed and filed this Application on behalf of each Applicant, is fully authorized to do so.

ORIX Corporation USA

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Deputy General Counsel & Chief Compliance Officer

Partners Special Opportunities Fund, LP

By:	Partners Special Opportunities Fund GP, LLC, its general partner

	By:	OCU Manager, LLC, its manager

	By:	/s/ Dan Ronnen
		Name:	Dan Ronnen
		Title:	Authorized Person

Dated: April 29, 2022

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of ORIX Corporation USA, does hereby certify that this Application is signed by Dan Ronnen, Deputy General Counsel & Chief Compliance Officer of ORIX Corporation USA, pursuant to the general authority vested in him as such under his appointment as Deputy General Counsel & Chief Compliance Officer of ORIX Corporation USA.

IN WITNESS WHEREOF, I have set my hand this 29th of April, 2022.

ORIX Corporation USA

By :	/s/ Ryan Farha
	Name:	Ryan Farha
	Title:	Deputy General Counsel Corporate Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of OCU Manager, LLC, the manager of Partners Special Opportunities Fund GP, LLC, the general partner of Partners Special Opportunities Fund, LP, does hereby certify that this Application is signed by Ryan Farha, an Authorized Person of Partners Special Opportunities Fund GP, LLC, pursuant to the general authority vested in him as such under his appointment as an Authorized Person of Partners Special Opportunities Fund GP, LLC, the general partner of Partners Special Opportunities Fund, LP.

IN WITNESS WHEREOF, I have set my hand this 29th of April, 2022.

PARTNERS SPECIAL OPPORTUNITIES FUND, LP

By:	Partners Special Opportunities Fund GP, LLC, its general partner

	By:	OCU Manager, LLC, its manager

		By:	/s/ Ryan Farha
			Name:	Ryan Farha
			Title:	Deputy General Counsel & Corporate Secretary

Exhibit B-1

Verification

The undersigned states that he has duly executed the foregoing Application, dated April 29, 2022, for and on behalf of ORIX Corporation USA, that he is the Deputy General Counsel & Chief Compliance Officer of ORIX Corporation USA, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ORIX Corporation USA

By :	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Deputy General Counsel & Chief Compliance Officer

Exhibit B-2

Verification

The undersigned states that he has duly executed the foregoing Application, dated April 29, 2022, for and on behalf of Partners Special Opportunities Fund, LP, that he is the Deputy General Counsel & Chief Compliance Officer of OCU Manager, LLC, the manager of Partners Special Opportunities Fund GP, LLC, the general partner of Partners Special Opportunities Fund, LP, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PARTNERS SPECIAL OPPORTUNITIES FUND, LP

By:	Partners Special Opportunities Fund GP, LLC, its general partner

	By:	OCU Manager, LLC, its manager

		By:	/s/ Dan Ronnen
			Name:	Dan Ronnen
			Title:	Deputy General Counsel & Chief Compliance Officer